UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Activision Blizzard, Inc.

(Name of Issuer)

Common Stock, $0.000001 par value

(Title of Class of Securities)

00507V109

(CUSIP Number)

George E. Bushnell III, Esq.

Senior Vice President and Deputy General Counsel

Vivendi S.A

800 Third Avenue, 5th Floor

New York, New York 10022

Telecopy: (212) 572-7496

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, BK, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 683,643,890
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 683,643,890
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 683,643,890
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 61.2%[1]
14.	Type of Reporting Person (See Instructions) HC

[1]	Based upon 1,117,541,849 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi Holding I Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 683,643,890
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 683,643,890
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 683,643,890
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 61.2%[2]
14.	Type of Reporting Person (See Instructions) CO

[2]	Based upon 1,117,541,849 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons Vivendi Games Acquisition Company
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 683,643,890
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 683,643,890
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 683,643,890
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 61.2%[3]
14.	Type of Reporting Person (See Instructions) CO

[3]	Based upon 1,117,541,849 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

CUSIP No. 00507V109	SCHEDULE 13D/A

1.	Names of Reporting Persons VGAC LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 683,643,890
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 683,643,890
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 683,643,890
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A
13.	Percent of Class Represented by Amount in Row (11) 61.2%[4]
14.	Type of Reporting Person (See Instructions) OO

[4]	Based upon 1,117,541,849 shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2013.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed on July 18, 2008 (the “Original Filing”), as amended by Amendment No. 1 thereto filed on November 17, 2011 (“Amendment No. 1” and together with the Original Filing, the “Schedule 13D”), by the Filing Persons relating to the common stock, par value $0.000001 per share (“Common Stock”) of Activision Blizzard, Inc., a Delaware corporation (the “Issuer”). Information reported in the Schedule 13D remains in effect except to the extent that it is amended, supplemented, restated or superseded by information contained in this Amendment. Each capitalized term used herein but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D.

Item 2 of the Schedule 13D is hereby amended as follows:

The third paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

The name, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship of each director of Vivendi, VHI, VG Acquisition and VGAC are set forth in Schedules I-A, I-B, I-C and I-D, respectively, and are incorporated into this Item 2 by reference. The name, present principal occupation or employment and citizenship of each executive officer of Vivendi, VHI, VG Acquisition and VGAC are set forth in Schedules II-A, II-B, II-C and II-D, respectively, and are incorporated into this Item 2 by reference.

Item 4 of the Schedule 13D is hereby amended as follows:

Item 4 of the Schedule 13D is hereby amended and supplemented to reflect the following:

Stock Purchase Agreement

On July 25, 2013, Vivendi entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with the Company and ASAC II LP (“ASAC”).

The Stock Purchase Agreement provides for the Company to, upon the terms and subject to the conditions thereof, acquire all of the capital stock of Amber Holding Subsidiary Co., a Delaware corporation and wholly-owned subsidiary of Vivendi (“New VH”), which at the time of purchase will be the direct owner of 428,676,471 shares of the Company’s common stock, par value, $0.000001 (the “Company Common Stock”), in consideration of a cash payment of $5,830,000,005.60, or $13.60 per share for the shares of Company Common Stock being acquired by the Company (the “Purchase Transaction”). The Stock Purchase Agreement further provides for ASAC to, upon the terms and subject to the conditions thereof, purchase from Vivendi 171,968,042 shares of Company Common Stock immediately following the consummation of the Purchase Transaction for an aggregate cash payment of $2,338,765,371.20 or $13.60 per share (the “Private Sale”), provided that such amounts may be reduced under certain circumstances as provided in the Stock Purchase Agreement.

After giving effect to the Purchase Transaction and the Private Sale (without any reduction), (i) Vivendi is expected to hold approximately 83 million shares of Company Common Stock (the “Remaining Shares”) or approximately 12% of the Company’s Common Stock, and (ii) ASAC is expected to hold approximately 172 million shares or approximately 24.9% of the outstanding shares of Company Common Stock.

The Stock Purchase Agreement restricts Vivendi’s ability to transfer Company Common Stock and requires the Company to file registration statements under certain circumstances. The Stock Purchase Agreement further provides that the Vivendi and its “controlled affiliates”, as defined in the Stock Purchase Agreement, shall not transfer the Remaining Shares for fifteen months following the closing of the Purchase Transaction and Private Sale, with the exception of a three-month window after the first six months in which Vivendi will be able to sell up to the lesser of (a) 50% of the Remaining Shares and (b) nine percent of the issued and outstanding shares of Company Common Stock as of the date of such sale.

The Stock Purchase Agreement contemplates that Vivendi may commence, after the consummation of the Purchase Transaction and Private Sale, one or more registered public offerings (the “Market Offerings”) for the sale of up to all of the Remaining Shares and provides that the Company shall file a shelf registration statement for such Market Offerings, subject to the terms of the Stock Purchase Agreement, including the restrictions set forth above, and the Investor Agreement (defined below).

The consummation of the Purchase Transaction and Private Sale are subject to certain closing conditions, including among others, antitrust approval.

The Stock Purchase Agreement contains certain termination rights for the Company, ASAC and Vivendi, including (i) by mutual written consent of the Company, ASAC and Vivendi; (ii) by any of the parties if the closing shall not have occurred by October 15, 2013; and (iii) by any party in the event of certain legal restraints prohibiting the consummation of the transactions.

Prior to or concurrently with the closing of the Purchase Transaction and the Private Sale, pursuant to the Stock Purchase Agreement, Vivendi will cause each of its designees to the Company’s board of directors (Philippe G. H. Capron, Jean-Yves Charlier, Frédéric R. Crépin, Jean-François Dubos, Lucian Grainge and Régis Turrini) to resign his position as a director on the Company’s board of directors and all committees of the board of directors, effective as of the closing of the transactions.

The Stock Purchase Agreement contemplates certain ancillary agreements, including the Amended and Restated Investor Agreement described below, which are to be entered into in connection with the consummation of the Stock Purchase Agreement.

The foregoing description of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit E hereto and incorporated into this Item 4 of this Schedule 13D by reference.

Amended and Restated Investor Agreement

Pursuant to the Stock Purchase Agreement, Vivendi, VGAC, Vivendi Games, and the Company are required to enter into, at the closing of the Purchase Transaction and Private Sale, an amended and restated investor agreement (the “Amended and Restated Investor Agreement”) to amend and restate in its entirety the Investor Agreement, dated as of July 9, 2008 between Vivendi, VGAC, Vivendi Games and the Company.

The form of Amended and Restated Investor Agreement provides, among other things, that until the six-month anniversary of the first time at which Vivendi and its “controlled affiliates”, as defined in the Amended and Restated Investor Agreement, no longer beneficially own 5% of the issued and outstanding Company Common Stock, they shall vote, and cause to be voted, all shares of Company Common Stock that represent their shares of Company Common Stock in excess of 9.9% of the issued and outstanding Common Stock (such 9.9%, the “Minority Interest”) (i) in a manner proportionally consistent with the vote of the shares of Company Common Stock not owned by them or (ii) in accordance with the recommendation, if any, of a majority of the independent directors then serving on the Company’s board of directors. Shares of Company Common Stock owned by Vivendi and its controlled affiliates up to the Minority Interest may be voted by Vivendi and its controlled affiliates in their sole discretion. The form of Amended and Restated Investor Agreement also provides that Vivendi agrees to vote in favor of amendments to the Company’s charter or bylaws proposed by the Company that amend the charter or bylaws in certain circumstances.

The form of Amended and Restated Investor Agreement further provides for a standstill on each of Vivendi and VGAC, on behalf of themselves and their controlled affiliates, for a period commencing on the date of the Amended and Restated Investor Agreement and ending six months after the first date on which Vivendi and its controlled affiliates, in the aggregate, beneficially own less than 5% of the issued and outstanding Company Common Stock, during which time Vivendi, VGAC and their controlled affiliates may not, among other things, directly or indirectly: (a) acquire, offer or propose to acquire, or agree or seek to acquire, or solicit the acquisition of, by purchase or otherwise, any Company Common Stock (or beneficial ownership thereof) or rights or options to acquire any Company Common Stock (or beneficial ownership thereof) or commence any tender or exchange offer for any Company Common Stock (or beneficial ownership thereof), subject to certain exceptions; or (b) call a meeting of the stockholders of the Company or initiate any stockholder proposal for action by stockholders of the Company or engage in the “solicitation” of “proxies” (as such terms are used in the proxy rules of the SEC) or consents to vote any voting securities of the Company.

The form of Amended and Restated Investor Agreement also grants to Vivendi, its controlled affiliates and each “holder”, as defined in the Amended and Restated Investor Agreement, certain registration rights.

The foregoing description of the form of Amended and Restated Investor Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Amended and Restated Investor Agreement, which is filed as Exhibit C to the Stock Purchase Agreement, which is filed as Exhibit E hereto and incorporated into this Item 4 of this Schedule 13D by reference.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) As of the date of this Amendment, the Filing Persons beneficially owned in the aggregate 683,643,890 Shares, constituting 61.2% of the outstanding Shares. The percentage of Shares owned is based upon 1,117,541,849 Shares outstanding as of May 1, 2013.

(b) The number of Shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Filing Persons is set forth on the cover page in items 7 through 10. The information in such items is incorporated herein by reference.

(c) There have been no reportable transactions effected with respect to the Shares within the last 60 days by the Reporting Persons.

(d) Not applicable

(e) Not applicable

Item 6 of the Schedule 13D is hereby amended as follows:

Item 6 of Schedule 13D is hereby amended and supplemented to incorporate by reference the amendments and supplements to Item 4 herein.

Item 7 of the Schedule 13D is hereby amended by adding the following language at the end thereof:

Exhibit E- Stock Purchase Agreement, dated as of July 25, 2013, by and among Activision Blizzard, Inc., ASAC II LP, and Vivendi, S.A., (incorporated by reference to Exhibit 2.1 to Activision Blizzard Inc.’s Form 8-K, filed with the Securities and Exchange Commission on July 25, 2013).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2013

VIVENDI S.A.

By:	/s/ George E. Bushnell III
Name:	George E. Bushnell III
Title:	Senior Vice President and Deputy General Counsel

VIVENDI HOLDING I CORP.

By:	/s/ George E. Bushnell III
Name:	George E. Bushnell III
Title:	President and Secretary

VIVENDI GAMES ACQUISITION COMPANY

By:	/s/ George E. Bushnell III
Name:	George E. Bushnell III
Title:	President, Secretary and Controller

VGAC LLC

By:	/s/ George E. Bushnell III
Name:	George E. Bushnell III
Title:	President, Secretary and Controller

SCHEDULE I-A

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of Vivendi are set forth below.

Unless otherwise specified, each person listed below is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address and Citizenship (if other than France)

Management Board:

Jean-François Dubos *	Chairman of the Management Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Philippe Capron *	Chief Financial Officer, Vivendi	42, avenue de Friedland, 75008 Paris, France

Supervisory Board:

Jean-René Fourtou	Chairman of the Supervisory Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Dominique Hériard Dubreuil	Director, Rémy Cointreau	21, boulevard Haussmann, 75008 Paris, France

Claude Bébéar	Honorary Chairman of the Supervisory Board, AXA Group	25, avenue Matignon, 75008 Paris, France

Vincent Bolloré	Chairman and Chief Executive Officer, Bolloré Group	Tour Bolloré, 31-31 quai de Dion-Bouton, 92811 Puteaux Cedex, France

Nathalie Bricault	Marketing and Logistics Manager, Investor Relations Department, Vivendi	42, avenue de Friedland, 75008 Paris, France

Pascal Cagni	Non-Executive Director, Kingfisher Plc	69 Courtfield Gardens, Flat 3, London SW5 0NJ, United Kingdom

Daniel Camus	Director, Valeo S.A.	8 chemin de Blandonnet, 1214 Vernier, Geneva, Switzerland

Yseulys Costes	Chairwoman and Chief Executive Officer, 1000mercis	28, rue de Châteaudun, 75009 Paris, France

Alexandre de Juniac	Chairman and Chief Executive Officer, Air France	45, rue de Paris, 95747 Roissy-Charles-de-Gaulle Cedex, France

Philippe Donnet	Director, Gecina	41-43, rue Saint Dominique, 75007 Paris, France

Aliza Jabès	Chairwoman, Nuxe group	19, rue Péclet, 75015 Paris, France

Henri Lachmann	Chairman of the Supervisory Board, Schneider Electric SA	35, rue Joseph Monier, 92500 Rueil-Malmaison, France

Pierre Rodocanachi	Chief Executive Officer, Management Patrimonial Conseil	40, rue La Pérouse, 75116 Paris, France

Jacqueline Tammenoms Bakker	Member of the Supervisory Board, Tesco PLC	Duinweg 85, 2585 JV The Hague, The Netherlands; citizen of The Netherlands

*	Messrs. Dubos and Capron are directors of the Issuer.

SCHEDULE I-B

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VHI are set forth below.

All directors listed below are citizens of the United States, with the exception of Frédéric Crépin, who is a citizen of France.

Name	Present principal occupation or employment	Principal Business Address
George E. Bushnell III	Senior Vice President, Deputy General Counsel, Vivendi	800 Third Avenue, New York, NY 10022

Frédéric Crépin *	Executive Vice President, General Counsel and Secretary of the Supervisory Board and of the Management Board, Vivendi	42, avenue de Friedland, 75008 Paris, France

Debra Ford	Director, Corporate Transactions, Vivendi	42, avenue de Friedland, 75008 Paris, France

*	Mr. Crépin is a director of the Issuer.

SCHEDULE I-C

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VG Acquisition are set forth below.

Each of the directors listed below are citizens of the United States.

Name	Present principal occupation or employment	Principal Business Address
George E. Bushnell III	Senior Vice President, Deputy General Counsel, Vivendi	800 Third Avenue, New York, NY 10022

Debra Ford	Director, Corporate Transactions, Vivendi	42, avenue de Friedland, 75008 Paris, France

SCHEDULE I-D

The name and present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director of VGAC are set forth below.

Each of the directors listed below are citizens of the United States.

Name	Present principal occupation or employment	Principal Business Address
George E. Bushnell III	Senior Vice President, Deputy General Counsel, Vivendi	800 Third Avenue, New York, NY 10022

Debra Ford	Director, Corporate Transactions, Vivendi	42, avenue de Friedland, 75008 Paris, France

SCHEDULE II-A

The name and present principal occupation or employment of each member of the management team of Vivendi are set forth below.

Each of the persons identified below is a citizen of France, with the exception of Simon Gillham, who is a citizen of Britain.

The business address for each person identified below is 42, avenue de Friedland, 75008 Paris, France.

Name	Present principal occupation or employment
Philippe Capron *	Chief Financial Officer and Member of the Management Board, Vivendi

Régis Turrini *	Senior Executive Vice President, Mergers and Acquisitions, Vivendi

Simon Gillham	Senior Executive Vice President, Communications and Public Affairs, Vivendi

Jean-François Dubos *	Chairman of the Management Board, Vivendi

Frédéric Crépin *	Executive Vice President, General Counsel and Secretary of the Supervisory Board and of the Management Board, Vivendi

Mathieu Peyceré	Executive Vice President, Human Resources, Vivendi

*	Messrs. Dubos, Turrini, Capron and Crépin are each directors of the Issuer.

SCHEDULE II-B

The name and title (at VHI) and present principal occupation or employment of each member of the management team of VHI are set forth below.

All executive officers listed below are citizens of the United States.

The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022, with the exception of Debra Ford, whose business address is 42, avenue de Friedland, 75008 Paris, France.

Name and Title	Present Principal Occupation or Employment
George E. Bushnell III, President and Secretary	Senior Vice President, Deputy General Counsel, Vivendi

Greg Csernica, Vice President	Director, Administrative Services, Vivendi

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, Vivendi

Robert Greenberg, Vice President	Senior Vice President, Human Resources – U.S., Vivendi

Stuart Chessman, Assistant Secretary	Director, International Taxes, Vivendi

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, Vivendi

John O’Keefe, Assistant Secretary	Assistant Director, Research & Planning, Vivendi

Brian Zuro, Assistant Secretary	Vice President, Mergers and Acquisitions, Human Resources, Corporate Law, Vivendi

SCHEDULE II-C

The name and title (at VG Acquisition) and present principal occupation or employment of each member of the management team of VG Acquisition are set forth below.

All executive officers listed below are citizens of the United States.

The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022, with the exception of Debra Ford, whose business address is 42, avenue de Friedland, 75008 Paris, France.

Name and Title	Present Principal Occupation or Employment
George E. Bushnell III, President, Secretary and Controller	Senior Vice President, Deputy General Counsel, Vivendi

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, Vivendi

Stuart Chessman, Assistant Secretary	Director, International Taxes, Vivendi

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, Vivendi

John O’Keefe, Assistant Secretary	Assistant Director, Research & Planning, Vivendi

Brian Zuro, Assistant Secretary	Vice President, Mergers and Acquisitions, Human Resources, Corporate Law, Vivendi

SCHEDULE II-D

The name and title (at VGAC) and present principal occupation or employment of each member of the management team of VGAC are set forth below.

All executive officers listed below are citizens of the United States.

The business address of each of the executive officers listed below is 800 Third Avenue, 5th Floor, New York, New York 10022, with the exception of Debra Ford, whose business address is 42, avenue de Friedland, 75008 Paris, France.

Name and Title	Present Principal Occupation or Employment
George E. Bushnell III, President, Secretary and Controller	Senior Vice President, Deputy General Counsel, Vivendi

Debra Ford, Vice President, Assistant Secretary and Treasurer	Director, Corporate Transactions, Vivendi

Stuart Chessman, Assistant Secretary	Director, International Taxes, Vivendi

Robert Moseley, Assistant Secretary	Director, Domestic Tax Accounting and Compliance, Vivendi

John O’Keefe, Assistant Secretary	Assistant Director, Research & Planning, Vivendi

Brian Zuro, Assistant Secretary	Vice President, Mergers and Acquisitions, Human Resources, Corporate Law, Vivendi